UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [          ] to [          ].

Commission File No. 1-9195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KB Home
401 (k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KB Home

10990 Wilshire Boulevard
Los Angeles, California 90024

Financial Statements and Supplemental Schedule
KB Home 401(k) Savings Plan
Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

KB Home 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 3, 2005

KB Home 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments, at fair value	$139,540,067	$104,004,356

Net assets available for benefits	$139,540,067	$104,004,356

See accompanying notes.

KB Home 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2004	2003
Additions
Contributions from:
Plan participants	$16,716,980	$13,475,717
Employer, net of forfeitures	8,520,678	6,422,813

	25,237,658	19,898,530

Investment income:
Interest and dividends	2,812,114	1,545,289
Net appreciation in fair value of investments	13,602,298	18,544,501

	16,414,412	20,089,790
Assets transferred in	6,734,652	1,719,961

Total additions	48,386,722	41,708,281

Deductions
Benefits paid to participants	12,819,478	8,672,792
Administrative expenses	31,533	51,297

Total deductions	12,851,011	8,724,089

Net increase in net assets available for benefits	35,535,711	32,984,192

Net assets available for benefits
Beginning of year	104,004,356	71,020,164

End of year	$139,540,067	$104,004,356

See accompanying notes.

KB Home 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

1. General Description of the Plan

The KB Home 401(k) Savings Plan (the “Plan”), formerly the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan, is a defined contribution plan in which salaried employees of KB Home (the “Company”) are eligible to participate on the first day of the month following their date of hire.

Participants electing to participate in the Plan may contribute up to 15% of their annual compensation, on a pretax basis, by means of payroll deduction. Participants may also contribute up to an additional 15% of their annual compensation, on an after-tax basis, also by means of payroll deduction. All contribution rates must be designated in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.

Effective August 1, 2003, each Participant whose designated rate of employee deferral contribution as of a payroll period is at least 6%, who has attained (or will attain) age 50 before the close of the Plan year and whose employee deferral contributions for the plan year will exceed the limits of Internal Revenue Code (the “Code”) Section 402(s) or other Plan limit is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v) as an additional employee deferral contribution.

Unless otherwise elected by the Company’s Board of Directors, the Company will match the participant’s pretax contribution up to 6% of annual base salary (determined without regard to bonuses and a maximum of $50,000 of regular earnings for commission employees). Company matching contributions and related investment income vest to participants over five years.

Plan assets are held by Fidelity Management Trust Company, Inc. (the “Trustee”). Plan participants may direct the investment of their funds among one or more of the several fund options offered by the Plan.

Terminating participants may elect to withdraw their contributions, vested Company contributions and related investment income as a lump-sum payment. In the absence of a valid election, the participant’s vested benefits will be distributed in the form of a Qualified Joint and Survivor Annuity or a Qualified Preretirement Survivor Annuity, or in a lump sum if the actuarial equivalent is not more than $5,000.

KB Home 401(k) Savings Plan

Notes to Financial Statements (continued)

1. General Description of the Plan (continued)

Nonvested Company contributions for terminated employees are forfeited and used by the Company to reduce future employer contributions. For the years ended December 31, 2004 and 2003, the Company used $717,977 and $725,233, respectively, of forfeitures to reduce employer contributions. The forfeiture balances available to offset future employer contributions were $451,127 and $14,193 at December 31, 2004 and 2003, respectively.

The Plan allows participant loans and hardship withdrawals subject to certain limitations.

In the event of Plan termination, benefits of all affected participants, if not already so, shall become 100% vested and nonforfeitable.

On February 14, 2003, the assets of American Heritage Homes 401(k) Plan were transferred into the Plan in conjunction with the Company’s acquisition of American Heritage Homes. On February 17, 2004, the assets of the Colony Homes, LLC Employee Savings and Profit Sharing Plan were transferred into the Plan in conjunction with the Company’s acquisition of Colony Homes, LLC. On November 1, 2004, the assets of the Dura-Builders, Inc. 401(k) Profit Sharing Plan and Trust were transferred into the Plan in conjunction with the acquisition of Dura-Builders, Inc.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on an accrual basis. Investment income is recorded as earned. Distributions of Plan benefits to withdrawn participants are recorded when distributed. Expenses incurred in the administration of the Plan are paid by the Company.

The financial statements are based on information provided to the Company and certified as complete and accurate by the Trustee. Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments are valued at fair value, which is determined daily by the Trustee through reference to published market information using closing prices on the valuation date for mutual funds and common stock and based on closing balances for cash and participant loans.

KB Home 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of the Plan’s individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003, was as follows:

	December 31,
	2004		2003
Fidelity Asset Manager	$	*	$5,601,571
Fidelity Contrafund		16,349,251	11,847,509
Fidelity Equity Income		12,481,871	10,493,613
Fidelity Intermediate Bond		8,445,555	7,333,623
Fidelity Low-Priced Stock		14,087,417	9,091,395
Fidelity Magellan		17,829,154	16,879,984
Fidelity Retirement Money Market		13,265,807	9,972,704
Strong Growth		7,733,900	6,827,580
KB Home Common Stock		18,129,791	9,952,790

* Less than 5% of net assets.

Net appreciation of the Plan’s investments (including investments bought, sold, and held during the year) during the years ended December 31, 2004 and 2003, was as follows:

	Year ended
	December 31,
	2004	2003

Mutual funds	$8,103,235	$14,878,955
Common stock	5,499,063	3,665,546

	$13,602,298	$18,544,501

4. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2002, stating that the Plan is qualified, in form, under Code Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

KB Home 401(k) Savings Plan

EIN: 95-3666267     Plan Number: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of	Current
Identity of Issue	Asset	Value
Mutual Funds:
American Beacon SmCpVal Inst	16,251.774 shares	$334,566
Fidelity Asset Manager*	412,816.887 shares	6,691,762
Fidelity Consumer Index*	6,832.697 shares	168,494
Fidelity Contrafund*	288,143.308 shares	16,349,251
Fidelity Cyclical Index*	16,069.766 shares	300,665
Fidelity Equity Income*	236,488.651 shares	12,481,871
Fidelity Financial*	6,316.016 shares	740,174
Fidelity Freedom Income*	25,909.933 shares	292,005
Fidelity Freedom 2000*	8,503.485 shares	102,722
Fidelity Freedom 2010*	47,365.724 shares	645,121
Fidelity Freedom 2020*	128,816.973 shares	1,798,285
Fidelity Freedom 2030*	94,071.267 shares	1,324,523
Fidelity Freedom 2040*	92,478.834 shares	764,800
Fidelity Healthcare*	7,788.631 shares	997,646
Fidelity Intermediate Bond*	802,809.455 shares	8,445,555
Fidelity Low-Priced Stock*	349,997.947 shares	14,087,417
Fidelity Magellan*	171,781.039 shares	17,829,154
Fidelity Natural Resources*	15,100.529 shares	261,692
Fidelity Overseas*	100,285.147 shares	3,548,089
Fidelity Retirement Money Market*	13,265,807.10 shares	13,265,807
Fidelity Technology*	21,580.355 shares	1,298,922
Fidelity Utilities GR*	5,804.284 shares	233,680
Mgrs Fremont Instl Micro-Cap	2,371.272 shares	39,814
Spartan US Equity Index	105,527.007 shares	4,522,888
Franklin Templeton – Developing Markets Trust I	146,048.713 shares	2,704,822
Strong Capital Management – Strong Growth	399,684.757 shares	7,733,900
KB Home Stock Fund:
Common Stock*	173,657 shares	18,129,791
Fidelity – Cash*		1,061,801
Participant loans*	Interest rates ranging from 4% to 10.5% with maturity dates through 2019	3,384,850

		$139,540,067

* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401 (k) Savings Plan
Dated: June 29, 2005	By:	/s/ DOMENICO CECERE
Domenico Cecere
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

		Sequentially
Exhibit No.	Description	Numbered Page
23.1	Consent of Independent Registered Public Accounting Firm	11